1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 5, 2025

Ms. Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-283443)

Dear Ms. Im-Tang:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me and Jessica Warshaw of Dechert LLP during a telephonic discussion on December 23, 2024 with respect to your review of the Company’s registration statement on Form N-2 (the “N-2 Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2024. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement.

1.

Comment: Please note that when a takedown from the Company’s N-2 Registration Statement occurs, the Company must file a legality opinion as an exhibit. Accordingly, please confirm supplementally that the Company will file an unqualified opinion with each takedown of the Company’s securities.

February 5, 2025 Page 2

Response: The Company undertakes to file an unqualified opinion in accordance with Staff Legal Bulletin No. 19 issued by the SEC’s Division of Corporation Finance when a takedown of the Company’s securities occurs.

2.

Comment: Please supplementally confirm that the Company will notify the Staff as soon as any prospectus supplement under Rule 424 is filed for a takedown of either the Company’s convertible preferred or convertible debt securities.

Response: The Company respectfully submits that advance notification of any prospectus supplement relating to any convertible preferred or convertible debt offering by the Company prior to the commencement of any such offering is not required under rules of the SEC or existing Staff guidance and would strip away any benefit from reliance on Rule 415.

3.	Comment: Under “Our Adviser” in the “Prospectus Summary” of the N-2 Registration Statement, please restate “€40bn in assets under management” in U.S. dollars.

Response: The Company will revise the disclosure accordingly.

4.	Comment: Please update the information under footnote 2 of the dollar range of equity securities table on Page 38 of the N-2 Registration Statement to the extent as practicable as possible.

Response: The Company will revise the disclosure accordingly.

5.

Comment: Please advise whether the Company intends to offer preferred shares within 12 months of effectiveness of the N-2 Registration Statement. If yes, please include disclosure about the consequences to a common stockholder and provide appropriate fee disclosures.

Response: The Company confirms that it does not intend to offer preferred shares within 12 months of effectiveness of the N-2 Registration Statement.

6.	Comment: Please provide us with a pro forma copy of a supplement that will be used in connection with the Company’s offerings of “debt securities” or provide us with a

February 5, 2025 Page 3

representation that the Company will not file a prospectus supplement for a takedown of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff. In this regard, please note that the prospectus supplement should, as applicable:

(A) Disclose that none of the Company’s indebtedness is currently subordinated to the debt securities. It should also be disclosed whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

(B) Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles, and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered obligations are structurally subordinated and effectively subordinated.

(C) Refrain from using the word “senior” in the title of any debt securities issued by the Company or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

(D) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof. For example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend on the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

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Response: The Company respectfully submits that advance notification and/or further Staff review of any preliminary prospectus supplement relating to any debt offering by the Company prior to the commencement of any such debt offering is not required under rules of the SEC or existing Staff guidance and would strip away any benefit from reliance on Rule 415. Furthermore, given the potential need to access the capital markets in a timely manner (in the manner contemplated by Rule 415) as and when market conditions permit, it would be impracticable for the Company to provide advance notice to the Staff regarding an offering of debt securities under the N-2 Registration Statement. In addition, the Company undertakes to include the applicable requested disclosure in any debt offering undertaken by the Company pursuant to the N-2 Registration Statement.

7.

Comment: Within the “Plan of Distribution” section of the N-2 Registration Statement, please explain any difference in price between the price available to individual and group investors and that available to officers, employees, directors, adviser, and the underwriter. Please disclose how the Company’s price is determined or include a cross-reference to the section in the prospectus that explains how net asset value is calculated.

Response: The Company confirms that the price available to individual and group investors is the same as that available to officers, employees, directors, adviser, and the underwriter, and respectfully declines to make any changes in response to this comment. The Company has revised the disclose to include a cross-reference to the section in the prospectus that explains how net asset value is calculated.

8.	Comment: Please confirm to the Staff that the legality opinion will be consistent with Staff Legal Bulletin No. 19.

Response: The Company confirms to the Staff that the legality opinion will be consistent with Staff Legal Bulletin No. 19.

9.	Comment: In part 3 of “Item 34. Undertakings”, please update the sub-parts so that they correspond appropriately to Form N-2.

Response: The Company will revise the disclosure accordingly.

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10.	Comment: In part 6 of “Item 34. Undertakings”, please disclose the items that are required under Item 34.6 sub-parts a and b, if applicable.

Response: The Company respectfully confirms that the required disclosure was included in part 6 of “Item 34. Undertakings” of its N-2 Registration Statement.

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Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos